Exhibit 12.1

Calculations of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Three months ended
	March 31,		For years ended December 31,
	2016		2015		2014		2013		2012		2011
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	7,449		32,937		25,553		25,253		21,748		17,929
Add: Fixed charges - Excluding preferred stock dividends	3,026		10,882		9,634		12,215		16,034		19,854
Earnings before income taxes and fixed charges	10,475		43,819		35,187		37,468		37,782		37,783
Fixed Charges:
Interest expense (including deposits)	2,930		10,648		9,551		12,132		15,952		19,783
Estimate of interest within rental expense (2)	96		234		83		83		82		71
Total fixed charges	3,026		10,882		9,634		12,215		16,034		19,854
Discount amortization (1)	—		—		—		—		—		353
Preferred stock dividends (1)	—		—		—		—		—		624
Total fixed charges and preferred stock	3,026		10,882		9,634		12,215		16,034		20,831
Ratio of Earnings to Fixed Charges	3.46	x	4.03	x	3.65	x	3.07	x	2.36	x	1.90	x
Ratio of Earnings to Fixed Charges and Preferred Stock	3.46	x	4.03	x	3.65	x	3.07	x	2.36	x	1.81	x

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	7,449		32,937		25,553		25,253		21,748		17,929
Add: Fixed charges - Excluding preferred stock dividends	952		3,044		2,607		3,260		4,070		4,532
Earnings before income taxes and fixed charges	8,401		35,981		28,160		28,513		25,818		22,461
Fixed Charges:
Interest expense (excluding deposits)	856		2,810		2,524		3,177		3,988		4,461
Estimate of interest within rental expense (2)	96		234		83		83		82		71
Total fixed charges	952		3,044		2,607		3,260		4,070		4,532
Discount amortization (1)	—		—		—		—		—		353
Preferred stock dividends (1)	—		—		—		—		—		624
Total fixed charges and preferred stock	952		3,044		2,607		3,260		4,070		5,509
Ratio of Earnings to Fixed Charges	8.82	x	11.82	x	10.80	x	8.75	x	6.34	x	4.96	x
Ratio of Earnings to Fixed Charges and Preferred Stock	8.82	x	11.82	x	10.80	x	8.75	x	6.34	x	4.08	x

(1) - The preferred stock dividend and discount amortization amounts have been grossed up to compute the pre-tax income equivalent assuming an estimated 35% tax rate.
(2) - The portion of rents shown as representative of the interest factor is one-third of total net operating lease expense.